British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

SCHEDULE "B & C"
ISSUER DETAILS				date of report
name of issuer Western Wind Energy Corporation			for year ended Jan. 31, 2004	YY MM DD 2004 06 18
issuer address 632 Foster Avenue
city Coquitlam	province BC	postal code V3J 2L7	issuer fax no. 604 939-1292	issuer telephone no. 604 781-4192
contact name Jeffrey J. Ciachurski		contact position Director		contact telephone no. 604 781-4192
contact email address westernwind@shaw.ca		web site address www.westernwindenergy.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

director's signature "JEFFREY J. CIACHURSKI"	print full name Jeffrey J. Ciachurski			date signed YY MM DD 2004 06 18
director's signature "CLAUS ANDRUP"	print full name Claus Andrup			date signed YY MM DD 2004 06 18

WESTERN WIND ENERGY CORPORATION

Quarterly Report-Year Ended January 31, 2004

Schedule "B"

1. Comparative Consolidated Statement of Operations

Year Ended Year Ended

January 31, 2004 January 31, 2003

Accounting & Audit $ 52,944 $ 27,784

Amortization-Discount on Promissory Note 20,247 2,240

Amortization-Equipment 15,306 4,286

Amortization-Deferred Charges 2,625 -----

Automotive 32,976 -----

Interest Expense on Promissory Note 19,035 5,021

Legal 226,966 123,616

Listing and Filing 16,543 19,813

Management Fees 79,000 32,500

Office and Miscellaneous 75,840 57,556

Project Development (Note 13) 580,874 504,559

Promotion 7,700 2,037

Rent 17,700 -----

Secretarial & Administration 37,750 30,000

Sponsorship Fees 304 75,750

Stock-Based Compensation 321,541 421,023

Telephone 11,114 5,757

Travel 86,869 100,399

Operating Loss $ (1,605,334) $ (1,412,341)

1.(A) Schedule of Project Development Expenses

Year Ended Year Ended

January 31, 2004 January 31, 2003

 Automotive $11,800 $ 23,476

Consulting and Related Expenses 231,799 158,907

Evaluation Report 0 24,287

Feasibility and Technical Services 141,200 14,970

Project Management 131,457 150,229

Public Relations and Administration 41,615 65,555

Travel 23,003 67,135

$ 580,874 $ 504,559

2. Related Party Transactions

During the period, the following expenses were accrued/paid to directors and parties related to directors of the Company:

January 31, 2004 January 31, 2003

Management Fees $ 46,000 $ 32,500

Project Management 144,255 150,229

Consulting Fees 23,616 24,000

Automotive 19,372 -----

Rent 17,700 -----

Secretarial and Administration 36,700 30,000

$ 287,643 $ 236,729

3. Summary of Securities Issued and Options Granted During the Period:

a. Summary of Securities Issued During the Period

Type of Type of
Security Type of Issue Total Number Proceeds Consideration

Common Warrants 949,000 $ 763,600 Cash

Common Private Placement 440,686 441,721 Cash

Common Property Acquisition 100,000 105,000 Shares

Common Finder's Fee 41,000 22,487 Shares

Common Private Placement 651,000 662,800 Cash

Common Stock Options 57,500 12,625 Cash

Common Private Placement 115,000 120,750 Cash

Common Private Placement 215,333 624,099 Cash

b. Summary of Options Granted During the Period

Type of Exercise Expiry
Date of Grant Security Name of Optionee Total Number Price Date

June 25, 2003 Common Hans Schwabl 100,000 $1.05 June 25/08

Oct.31/03 Common Jeffrey Ciachurski 200,000 $2.40 Oct.31/08

Oct.31/03 Common Steve Mendoza 400,000 $2.40 Oct.31/08

Nov.10/03 Common Robert Bryce 50,000 $2.55 Nov.10/08

c. Summary of Marketable Securities Held at the End of the Period

Nil

4. Summary of Securities As At the End of the Reporting Period:

a. Description of the Authorized Capital

Authorized Capital: 100,000,000 common shares without par value

Issued and Outstanding: 12,141,491 common shares

b. Number and Recorded Value for Shares Issued and Outstanding

At January 31, 2004, the Company had 12,141,491 shares outstanding having a paid up value of $0.56 per share ($6,755,996).

c. Description of Options, Warrants and Convertible Securities Outstanding

Type of Number or Exercise or Expiry

Security Amount Conversion Price Date

Stock Options 110,000/ $0.20/ June 5, 2006/
152,500 $0.35 Oct 6, 2004

Stock Options 200,000 $0.80 July 31, 2007

Stock Options 100,000 $0.86 November 4, 2007

Stock Options 500,000 $1.20 February 20, 2007

Stock Options 100,000 $1.05 June 25, 2008

Stock Options 200,000 $2.40 October 31, 2008

Stock Options 400,000 $2.40 October 31, 2008

Stock Options 50,000 $2.55 November 10, 2008

Warrants 1,000,000 $0.50 February 15, 2004

Warrants 2,000,000 $1.13 June 17, 2004

Warrants 165,000 $1.50 (2nd Year) December 23, 2004

Warrants 423,686 $1.30 (1st Year) May 5, 2004

$1.60 (2nd Year) May 5, 2005

Warrants 651,000 $1.30 (1st Year) September 15, 2004

$1.60 (2nd Year) September 15, 2005

Warrants 115,000 $1.30 (1st Year) October 6, 2004

$1.60 (2nd Year) October 6, 2005

Warrants 215,333 $350 (1st Year) January 28, 2005

$4.00 (2nd Year) January 28, 2006

d. Total Number of Shares in Escrow or Subject to a Pooling Agreement

750,000 common shares are held in escrow pursuant to an escrow agreement dated April 29, 1999.

450,000 common shares are held in escrow pursuant to an escrow agreement dated Feb. 18, 2002.

1,200,000

5. List of Directors and Officers

Michael Patterson (Chairman and Director); Jeffrey J. Ciachurski (President, CEO and Director); Claus Andrup (Secretary and Director); Robert C. Bryce (Director); Peter W. Holmes (Director)

SCHEDULE "C"

Management Discussion and Analysis

For the Year Ended January 31, 2004

Management Discussion and Analysis

CORPORATE SUMMARY

The Company is a vertical developer of wind energy electrical generation projects (wind parks) in the Southwestern United States and Eastern Canada. The Company is headquartered in Vancouver, Canada and is listed on the TSX Venture Exchange under the symbol "WND".

Management is considered pioneers in the modern wind energy industry negotiating one of the first ever utility-scale energy sales contracts for wind energy electrical generation with a major California utility in 1980. Management currently privately owns a utility scale wind-park in California, operating since 1980. In the early years, management produced their own model of wind turbine generator later moving to independent large-scale wind turbine generators.

Management is experienced in every aspect of the wind energy business including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting, construction, environmental, operations, sales and marketing.

The Company implements its business plan through three (3) wholly owned subsidiaries: Aero Energy LLC ("Aero") for California operations, Verde Resources Corporation ("Verde") for Arizona operations; and Eastern Wind Power Inc. ("EWP") for New Brunswick and Eastern Canada operations.

Operations

California

Aero operates activities in California with the center of development being the world-famous Tehachapi Pass Wind Park. Tehachapi Pass is the largest aggregated wind park in the world with over 4,600 wind turbines generating over 605 megawatts of name-plate capacity producing over 1.3 billion kilowatt hours per year. The Company owns 1,022 acres of debt-free, fee simple property located in the heart of the Tehachapi Pass. The Company's property is zoned for wind energy development and Tehachapi enjoys the most straight forward permitting process in the US wind energy industry.

The Company's property is completely surrounded by over 4,600 wind turbines owned by corporate neighbors such as FPL Energy LLC and EnXco.

In the center of the Company's property are two 40 acre parcels privately owned by management which host eight (8) Mitsubishi Heavy Industries' 500 KW wind turbine generators.

At Tehachapi, the mean-average annual wind speeds and frequency distributions are highly documented producing net operating capacity factors of over 35% with modern wind turbine equipment.

The Tehachapi wind site forms the back-bone of the Company's development sites as California enjoys a robust renewable regulatory environment and Kern County is pro-active in wind-farm development policies.

California currently has a renewable portfolio standard requiring regulated utilities to procure 20% of their total retail electrical sales to come from renewable resources by 2017. State regulatory agencies are requiring that this date be moved forward to 2010. This mandate requires 8,000 MW of new wind generation of which 4,000 new MWs is desired to come from the Tehachapi area.

The Company has answered a bid proposal to a Request for Proposal ("RFP") in October of 2003. According to the utility, short-list candidates will be awarded by the end of July, 2004. The Company is confident that it will turn its Tehachapi resource into a significant and successful commercial operation extracting the greatest value for the Company's shareholders.

Since the Company owns the properties clear-title there are no time-lines or schedules that would be detrimental to the Company's efforts in building a windpark. The zoned properties are undeveloped, and there are minimal land taxes payable (less that $20,000 per year). Once developed, Kern County requires a 1% annual tax rate on capital equipment depreciating annually on a straight-line method.

The Company works with its current shareholders and warrant-holders in raising additional funds to acquire additional lands in Tehachapi.

When and if the Company executes a power purchase agreement with a major utility, the agreement will stipulate a timetable for construction and completion. At that time, the Company will be bound to timelines and schedules to be determined through agreement.

Arizona

The Company operates in Arizona through Verde Resources Corporation. VRC is the first company in Arizona's history to have executed a wind power purchase agreement with a regulated Arizona utility. Based on general industry information the Company is the only verified wind resource owner in the State of Arizona.

The Company owns, by way of clear title, 800 acres of fee simple land. The Company has under lease, over 9,600 acres of fee simple land. The Company has by way of Federal lease application, over 22,000 acres and over 5000 acres of State land applications, bringing the Company's land position to almost 37,400 acres.

Using the Tehachapi Pass as a measuring stick, the Company's management has applied their skill in identifying and developing world-class sites in Arizona. Although different meteorological conditions exist in Arizona compared to Tehachapi, the Company has evaluated, purchased and leased suitable utility-scale wind energy resource sites in the State. Projected capacity factors are in the 24%-32% range.

Two of the Company's properties in Arizona have enough long-term wind data suitable for commercial production. The Company has executed a commercial wind energy power purchase agreement with Arizona Public Service ("APS"). When commercial production begins, the Company will continue to collect and analyze wind data as this is a continual process in the wind energy business.

The agreement between WND and APS calls for APS to purchase from VRC (a wholly owned Arizona subsidiary of Western Wind Energy Corporation), 15 megawatts of wind energy electrical generation. Specific terms call for a fixed energy rate to be paid to VRC for up to 32,193,000-kilowatt hours per year of energy and all the associated "green" credits. Energy production over the above amount will be based upon a formula derived from the Dow Jones Firm Palo Verde On-Off Peak Index. Additional "green" credits may be sold to APS at a mutually agreed upon price.

VRC will retain any and all production tax credits ("PTC") associated with the sale of energy under this transaction pursuant to section 45 of the Internal Revenue Code.

The power purchase rate and PTC will have a minimum annual revenue stream to VRC of US $2.35 million annually. This amount does not include the annual inflation adjustments stipulated in the PPA.

The Company has begun engineering work on a 400 MW wind project in Northwest Arizona. The Company has invited Arizona utilities to participate in the procurement of energy from this project.

New Brunswick

The Company operates in New Brunswick through Eastern Wind Power Inc.

The Company leases 4,500 acres under a 30-year lease agreement with a private landowner. The Company has obtained a construction permit for a 20 MW site from the Parish of Grand Manan. The Company has two (2) meteorological towers which at current Eastern Canadian energy rates for wind power indicate a commercial wind resource. A recently awarded wind contract in Nova Scotia was priced at 6.8 cents a Kw/h plus the Federal incentive of 1 cent per Kw/h.

The Company has submitted a bid to an RFP issued by New Brunswick Power on December 11, 2003. The Company has completed all the preliminary engineering work, completed the resource assessment from an independent meteorologist and has submitted the Environmental Assessment.

Development

The Company acquires and develops sites based on eight (8) important criteria:

  available physical transmission
  legal access to transmission (interconnection and wheeling)
  commercial wind resource (the average capacity factor of a new wind park in North America is between 25%-40%)
  zoning policy to allow wind park development
  no cultural or environmental impediments
  jurisdictional regulatory support of renewables
  local political support of development
  adequate incentives at the regional or federal level

Capacity factors are important to determining project economics. They are derived from the frequency distribution of a given average annual mean wind speed. The frequency distribution will vary according to specific meteorological conditions that are site specific. A specific wind speed at one location does not generate the same energy at another site. Temperature and density play an important role in determining capacity factors. So does turbine array and layout. So does turbulence. All these factors and more are given to a bankable meteorologist who uses the power curve of an appropriate wind turbine manufacturer and generates a resource assessment. There are only two (2) bankable meteorologists in the US. The Company engages that top individual. He has sited since 1977 over 7,000 turbines (over 3,000 MW) throughout the world. 10% of the world's turbine capacity has been sited by our meteorologist.

PRICING

Revenue sources for wind parks in the US come from three (3) sources: energy prices, green credits and the Federal Production Tax Credit ("PTC"). The only fixed rate source is the PTC. It is currently at 1.8 cents per Kw/h and is adjusted for inflation. Prices for Wind Energy vary significantly throughout the country. Each resource site is just as unique in energy potential as is a specific region for energy prices and fuel variety for electrical production. Hawaii, California and the Northeastern US pay the highest energy rates for electrical consumption.

Project Financing

The Company will raise capital through established institutional sources that are familiar with the economics of a wind energy project. There may be combinations of equity or debt depending on terms and conditions at the time of negotiation. It is premature to discuss dilution as the project may have a 100% debt component. The company may also be the general partner of a limited partnership.

Project and Contractual Obligations

Each operating subsidiary is affected by local regulatory legislation concerning environmental, zoning and permitting regulations. The Company is currently in compliance with all applicable laws.

The Company's contract with APS in Arizona requires project completion by March 31, 2006 with an extension to March 31, 2007. The Company is presently applying for interconnection with the local transmission providers. There are no financial penalties in the agreement if the Company does not complete by the deadline.

Each subsidiary and its project areas have various forms of land tenure, some of which require performance obligations listed below:

California

Tehachapi-all land is held fee simple and clear title and therefore, no obligations exist other than land taxes of less than US $20,000 per year.

Arizona

Eastern Arizona Wind Energy Center

The Company owns 360 acres of fee simple and clear title land and no obligations exist other than land taxes of approximately US $1,500 per year.

The Company has an Arizona State Lands Department application for over 5,000 acres. There are currently no obligations regarding this application other than a royalty on production to be negotiated between Verde Resources Ltd. and the Arizona State Lands Department.

Kingman

The Company has fee simple title to 440 acres of land and there is a balance payable of Cdn. $66,595 remaining on a 10-year promissory note. Interest and principal is US $1,000 per month and is paid in quarterly installments.

There is a 30-year lease on 8,300 acres of private land with an advanced annual royalty payment commencing on March, 2005 of US$580,000 per year. The Company may terminate this agreement prior to March, 2005 if the meteorological data concludes a capacity factor of less than 28% or if notice of termination is given prior to September 15, 2004.

There are 22,000 acres of Federal Land Lease applications submitted to the Bureau of Land Management, US Department of the Interior, surrounding the 8,300 acre lease. There are no obligations until the commencement of commercial production in which there is a 3% production royalty payable to the United States government. The application has been accepted. US Federal Regulations require in the event the lease under review is awarded into a commercial lease than the Company is obligated to perform an environmental impact statement ("EIS"). The application fee to the Bureau of Land Management is US$1.00 per acre, per year.

Southeastern Arizona

The Company has a lease for 50 years with an advance royalty payment of US $225,000 already paid. The advanced payment is deductible against future royalty payments.

New Brunswick

The Company has a lease for 30 years with no advance royalty payment but an obligation to commence construction by June, 2005. There are no penalties if the deadline lapses.

Discussion of Operation and Financial Condition

Comparative Consolidated Statement of Operations

General & Administrative (Except Project Development)

Stock-Based Compensation

Stock based compensation expenses declined by $99,482 from $421,023 in fiscal 2003 to $321,541 in fiscal 2004. This is due to the stock options granted during the year were with a longer vesting periods. This resulted the less amortized stock based compensation expenses were charged to the operations for the fiscal year 2004.

The new options granted during fiscal 2004 were to the president and the executive vice president of the Company, one director and one consultant, totaling 750,000 stock options.

Legal

Legal fees for the year under review were $226,966 compared to $123,616 for the previous year. The increase of $103,350 was attributable to the drafting and negotiation of a definitive Master Power Purchase Agreement between the Company and Arizona Public Service. Power purchase agreements are very costly and time-intensive for legal counsel and Company's management.

Travel

Travel expenses for the year under review were $86,869 compared to $100,399 in the previous year. The decrease of $13,530 was due to the attendance of fewer conferences in the last quarter of fiscal 2004.

Office and Miscellaneous

Office expenses for the year under review were $75,840 compared to $57,566 during the previous year. The increase of $18,274 was due to increased administrative work in assisting with the Power Purchase Agreement and Form 20F.

Management Fees

The Company pays a director $2,500 per month in directors' fees for administrative duties. Two other directors are modestly remunerated for extra time towards administrative functions.

Management fees for the year under review were $79,000 compared with $32,500 for the previous year. The increase of $46,500 was due to management's time related to the Form 20F and the Power Purchase Agreement.

Project Development Expenses

Project development expenses consist of all direct costs (except land acquisition or leases) related to the advancement towards the Company's objective of building, owning and operating utility scale wind parks.

The Company is required to complete its first Arizona project by March 31, 2006 with an extension to March 31, 2007. The Company advances its objectives at a pace that is in line with its fundraising endeavors. The Company works closely with its shareholders and warrant-holders defining budget availability and bases its activities on such funding.

Project development expenses are utilized for land maintenance, meteorological monitoring and analysis, energy studies, energy production pro-forma preparation, interconnection studies, engineering, energy sales and marketing, environmental reviews and project management.

The Company, in its financial statements, has not disclosed cumulative balances because it is not mandatory in accordance with ACG-11, Paragraph 33. However, commencing with the fiscal year beginning February 1, 2004 (fiscal 2005), the Company will disclose cumulative balances in the future income and cash flow statements.

The Company has taken a conservative approach and not capitalized project development costs rather expensing items until a power purchase agreement is executed. However, commencing fiscal 2005, the Company will categorize each project area with the appropriate capital and expense items.

Project Development

Comparison of Project Development Expenses

Automotive

The Company reimburses consultants for automotive mileage costs at regional rates on a competitive basis. The Company reimburses rental car costs and daily insurance costs associated with such rentals.

Automotive expenses for the year under review were $11,800 compared to $23,476 for the previous year. The decrease of $11,676 is due to management's automotive use being categorized as a general expense.

Consulting and Related Expenses

The Company pays its consultants at the rate of US $250 per diem plus food and accommodation. Consulting and related expenses for the year under review were $231,799 compared to $158,907 during the previous year. The difference of $72,892 is due to increased activity related to our Arizona Power Purchase Agreement.

Feasibility and Technical Services

The Company engages third party meteorological professionals who review and log our wind data on a daily basis. All our wind data is recorded in 10-second intervals and transmitted as 10-minute averages. The data is sent daily via cell line to our Company's data center as well as to our meteorologist. Expenses for the year under review were $141,200 compared with $14,970 during the previous year. The increase of $126,230 in feasibility and technical services was due to a transmission line study, performed by a utility on the Company's behalf. This study was part of the process in preparing the Eastern Arizona Wind Energy Center for commercial development, meteorological resource assessments for Arizona, California and New Brunswick and preliminary engineering in New Brunswick.

Project Management

The Chief Executive Officer and the Chairman's consulting fees are recorded as project management. These fees are also booked at US $250 per diem and are for supervision of all project development activities. For the year under review, project management totaled $131,457 compared to $150,229 for the previous year. The decrease of $18,772 was not materially different from the pervious year.

Public Relations and Administration

The Company attends numerous wind energy and green marketing conferences and functions throughout North America. For the year under review, $41,615 was billed under public relations and administration. This is a decrease of $23,940 compared to the previous year of $65,555. The substantial decrease was due to fewer conferences being attended, in the last quarter of fiscal 2004

Liquidity and Capital Resources

As of the date of this Report, the Company had a net cash and working capital position of $373,000.

The Company's property in Tehachapi are surrounded by properties which are leased to major wind companies for royalty payments that on an equivalent acreage basis, would yield the Company about US $2 million per year. The surrounding properties were purchased by FPL Energy LLC, a subsidiary of Florida Power and Light. The purchase was made from the Enron bankruptcy and as such, the Company, as one of the bidders, has in its possession, the financial information with respect to the operations that surround the Company's property. Included in the financial information are the revenue statements and land royalties currently being paid to third party land owners over twenty (20) year periods.

If there is a dramatic downturn in the equity markets, the Company has the ability to reduce expenses to below US $200,000 per year for all its operations. Such reduction in expenses would entail eliminating the Arizona lease before the March, 2005 payment becomes due and reducing the consulting hours to a minimum. The $200,000 is an approximation but would include land taxes, listing fees, regulatory fees, accounting and reduced legal.

Announcements For the Year Under Review-January 31, 2004

On January 29, 2004, the Company announced that it had closed the first tranche of a non-brokered private placement of 215,333 units at a price of $3.00 per unit as previously announced in the Company's news releases of November 14 and November 18, 2003. Each unit comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $3.50 per share until January 28, 2005 and at a price of $4.00 per share thereafter January 28, 2006. The hold periods for the units and the underlying securities expires on May 29, 2004.

The Company plans to use the proceeds from the private placement to, among other things, actively pursue and negotiate power purchase agreements with potential purchasers in each of the areas where it holds land interests suitable for electrical power generation.

On December 2, 2003, the Company announced that it had filed a registration statement on Form 20-F with the United States Securities and Exchange Commission. The filing of the registration statement on Form 20-F is a necessary requirement before the Company can pursue a listing on a senior stock exchange in the U.S. The Form 20-F, when effective, will enable the Company to develop a presence in the U.S. capital marketplace and provide enhanced liquidity for the Company's U.S. shareholders.

On November 6, 2003, the Company announced that Steve R. Mendoza had joined the Company's management team. Mr. Mendoza will serve as Executive Vice-President and Chief Engineer. He is currently finishing his term as Deputy Director and Chief Engineer of the Arizona Power Authority. The Arizona Power Authority is the State agency responsible for Arizona's entitlement of energy generation from the Hoover Dam.

Mr. Mendoza has over 35 years of utility industry experience including planning, engineering, design, construction, operations, maintenance, customer service and labor relations, serving six years as manager of Salt River Project's electric system design, construction and maintenance where he was in charge of 460 technical employees, 150 contractors and US $165 million budget.

Mr. Mendoza currently serves on the Board of Directors of the Western Electricity Coordinating Council; Board of Trustees, WECC Retirement and 401K Plans; Chairman of the High Voltage Subcommittee, Central Arizona Transmission Study Group; Member, Southwest Transmission Expansion Planning Group; Senior Member, IEEE Power Engineering Society; Member, Society of Hispanic Professional Engineers; Member, American Public Power Association.

Mr. Mendoza holds a Masters Degree of Electrical Engineering (Power) and is a registered Professional Electrical Engineer in the States of California, Arizona and New Mexico.

On September 18, 2003, the Company entered into a Binding Letter Agreement ("Agreement") with a director of its subsidiary to acquire a 1/3 interest in and to the Mogul Generating Facility ("Mogul") located in Tehachapi, California. Pursuant to the Agreement, the Company is required to make a US $120,000 payment. US $120,000 was paid as at January 31, 2004 and will have 120 days to perform the necessary due diligence for the purpose of closing the said transaction. Further, the purchase price shall be determined by mutual agreement of both parties, which shall be based on an evaluation of two (2) independent evaluators. In the event if mutual agreement referring to the purchase price cannot be reached within 180 days from the date of the Agreement, the US $120,000 will be refunded to the Company within fifteen (15) days after the expiration of the 180-day period.

The Company is pleased to announce that it has closed the first tranche of the non-brokered private placement announced initially on July 22, 2003. The Company has distributed 651,000 units at a price of $1.05 per unit. Total proceeds to the Company of $683,550, will be used for working capital purposes. Each unit is comprised of one (1) common share and one (1) share purchase warrant entitling the holder to purchase one (1) additional common share at a price of $1.30 per share if exercised on or before September 15, 2004 and at a price of $1.60 per share if exercised thereafter but on or before September 15, 2005.

The securities distributed in this portion of the private placement will be subject to a hold period expiring on January 16, 2004 as required by the regulatory authorities. A finder's fee of 10% is payable in cash with respect to $207,500 of the placement.

On August 22, 2003, Southern California Edison ("SCE") issued a request soliciting proposals from eligible renewable resources ("RFP"). The deadline for submission of proposals was October 3, 2003. Aero Energy, LLC ("Aero"), a wholly-owned subsidiary of Western Wind Energy Corporation ("WND"), submitted prior to October 3rd, extensive proposal documentation in response to the SCE's RFP.

Aero's proposal is to supply SCE with 100 MW of wind energy electrical generation for period of twenty years from the Windstar I project being developed in Tehachapi by Aero. Due to confidential requirements, the kw/h, price or capacity factor cannot be disclosed, however in order to provide the Company's shareholders with an order of magnitude, the Windstar I project (if the bid is successful), will produce, over a twenty year period, US $400 million in revenues.

SCE has a formal timeline for the review process and the Company will issue news releases indicating major milestones along this process.

Pursuant to State Law (Senate Bill) SB 1078, California's retail electric utilities must procure 20% of the State retail electrical consumption from renewable resources by 2017. 18% must be by 2012. This law would require, if all the procurement would be derived from wind energy, 900 MW of new wind energy facilities, built each and every year for the next ten years.

California is the leading state in wind energy production, with a present total wind energy capacity of 2,043 MW.

Subsequent Events

On May 25, 2004, the Company announced that Mr. Bryan Rowntree of Toronto, Ontario had joined the Company as chairman of its newly formed Advisory Board.

Mr. Rowntree is president of Rowntree Automotive Ltd., a major player in the Canadian automotive market for the past 50 years. Mr. Rowntree brings to the Company, extensive experience and leadership in equipment financing, project development, human resource management and successful product branding and marketing.

Mr. Rowntree is currently a director of the Automotive Hall of Fame, Detroit, Michigan; current director and past chairman of the Canadian Automotive Institute; past chairman of the Toronto Automotive Dealers Association and past chairman of the Canadian International Auto Show.

Western Wind's advisory board is being formed to take advantage of certain individuals' specific expertise and knowledge on a more informal basis, rather than as an appointment to the Board of Directors. The advisory board will meet in person and by teleconference as many times as is necessary and is expected to provide input to the executive and board of directors on key strategic issues.

On May 12, 2004, the Company announced the formal launch of the 400-megawatt ("MW") Kingman Project located 42 line miles southeast of the Hoover Dam in Arizona.

The Company had commenced formal engineering, feasibility and environmental assessment of the Kingman Project and made a formal presentation to the Phoenix office of the Western Area Power Administration ("WAPA") on June 2, 2004.

The project proponent is Mr. Steve Mendoza P.E., Executive Vice-President and Chief Engineer of Western Wind Energy Corporation. Mr. Mendoza has been an early advocate of wind energy working together with hydro generation, with the latter serving to firm up wind energy's "as available" nature.

The Company's Kingman Project consists of 22,000+ acres of Federal land applications, 8,300 acres of long-term (30 years) private land leases and 440 acres of fee simple land owned by the Company. The Company has further applied for 400 MW of interconnection and wheeling with WAPA.

Considering the chronic water shortages facing the Colorado River system and the associated decline in power generation, the Company's 400 MW Kingman Project offers a valuable and much needed energy resource supplement to the region's renewable energy needs. There are five (5) transmission lines that pass through the Company's properties and these pathways will allow the Company to market its valued renewable energy to the Arizona, Nevada and California markets.

The Company's Kingman Project will be built in stages and will be financed through tax partnerships. These partnerships allow capital funding for the Project's engineering, equipment, procurement and construction; provide a steady income stream to Western Wind Energy while preventing unnecessary dilution to the Company's existing shareholders.

The Company is the first and currently, the only public company to have executed a power purchase agreement with a regulated Arizona utility.

On May 5, 2004, further to the Company's news release of February 25, 2004, the Company announced the formal execution of a definitive, formal and binding Master Power Purchase Agreement ("PPA") with Arizona Public Service Company ("APS").

The terms of the Agreement call for APS to purchase from Verde Resources Corporation ("VRC") (a wholly owned Arizona subsidiary of Western Wind Energy Corporation), 15 megawatts of wind energy electrical generation. Specific terms call for a fixed energy rate to be paid to VRC for up to 32,193,000-kilowatt hours per year of energy and all the associated "green" credits. Energy production over the above amount will be based upon a formula derived from the Dow Jones Firm Palo Verde On-Off Peak Index. Additional "green" credits may be sold to APS at a mutually agreed upon price.

VRC will retain any and all production tax credits ("PTC") associated with the sale of energy under this transaction pursuant to section 45 of the Internal Revenue Code.

The power purchase rate and PTC will have a minimum annual revenue stream to VRC of US $2.35 million annually. This amount does not include the annual inflation adjustments stipulated in the PPA.

The Company has been approached by numerous institutional tax investors willing to participate in the financing of this US $15 million capital project. The Company is also involved with several world-class turbine manufacturers and has been offered the opportunity to show-case state of the art wind turbines in the plus 2 megawatt capacity size range.

The contract calls for the completion of the project by March 31, 2006 and allows for a condition for extension to March 31, 2007. There are significant additional tax benefits if the Company can complete the project before that date and as such, the Company will use its best efforts to complete the project as soon as possible. Formal site engineering will commence in mid May and procedures to file for interconnection and exempt wholesale generation status ("EWG") with the Federal Energy Regulatory Commission ("FERC") will commence immediately.

This will be the first wind park in the State of Arizona and the Company is proud to be part of this exciting endeavor. This power purchase agreement is also one of the first wind power purchase agreements to be constructed on the Edison Electric Institute's Master Power Purchase Agreement format.

On April 1, 2004, the Company announced that it has applied to the Western Area Power Administration (WAPA) for 400 megawatts of interconnection and wheeling (transmission) service. This application represents a significant step in developing a world-class 400-megawatt wind park near the Hoover Dam in Northwest Arizona.

The Company has completed the identification of a viable wind resource by monitoring the area for over five (5) years from 13 anemometers strategically located throughout the Company's extensive land position.

The application was made to the Desert Southwest Region in Phoenix, Arizona under the Open Access Transmission Service Tariff. The requested service is for a 400-megawatt interconnection and 400 megawatts of wheeling on the WAPA Mead-Liberty 345 kV transmission line in the vicinity of Dolan Springs, Arizona.

The Company is working with several large integrated energy companies regarding the selling of both the energy and green credits associated with the proposed 400-megawatt wind park.

When fully developed the project will cost over 400 million dollars. Tax partnerships are an ideal way to build the project with favorable tax benefits to tax investors while preventing dilution to the Western Wind shareholder.

On March 15, 2004 the Company announced that it had been notified by Southern California Edison ("SCE") that its proposal to supply 100 megawatts of wind power had been selected for continuing consideration by SCE. In this regard, SCE is conducting a detailed analysis of the Company's proposal for the purposes of establishing a final ranking based on all cost factors and conducting possible negotiations if so indicated.

Presently, SCE is still in the process of completing its analysis and does not anticipate that its analysis will be completed prior to March 17, 2004.

SCE requested that the Company keep its bid proposal open and binding pursuant to the terms of the SCE Request for Proposal ("RFP").

The Company will keep its shareholders apprised as this development unfolds. The dollar value of the Company's bid proposal is worth US $19 million per year under a 20-year proposed contract.

On March 3, 2004, the Company announced that the registration statement on Form 20-F, originally filed with the United States Securities and Exchange Commission ("SEC") on December 2, 2003, and that became effective as of February 2, 2004, had now been amended as of February 23, 2004. The Company had received notification from the SEC that it does not have any further comments at this time regarding the Form 20-F.

Now that the 20-F has cleared the SEC's comments, the Company is now pursuing a listing or quotation on a market or stock exchange in the United States. The 20-F will enable the Company to develop a presence in the United States capital marketplace and provide enhanced liquidity for the Company's United States shareholders.

The Company has no contingent liabilities, nor is it in default of any debt.

A former employee of Eastern Wind Power is suing the subsidiary for the right to exercise 50,000 options $0.80. The Company has filed a Statement of Defence and Counterclaim.

As at the date of this Report, the Company was in good standing under all corporate and securities laws by which it is governed.